Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

We have one class of shares, and each holder of our shares is entitled to one vote per share. As the Alibaba Partnership’s director nomination rights are categorized as a weighted voting rights structure (the “WVR structure”) under the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange, we are deemed as a company with a WVR structure. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a WVR structure. Our American depositary shares, each representing eight of our shares, are listed on the New York Stock Exchange in the United States under the symbol BABA.

Alibaba Group Holding Limited

阿里巴巴集團控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 9988)

ANNOUNCEMENT

VOLUNTARY CONVERSION TO DUAL PRIMARY LISTING
ON THE HONG KONG STOCK EXCHANGE

Reference is made to the announcement of Alibaba Group Holding Limited (the “Company”) dated July 26, 2022, regarding the decision of our Board of Directors to pursue a voluntary conversion to primary listing on the Main Board of the Hong Kong Stock Exchange.

This announcement is made in accordance with Guidance Letter HKEX-GL112-22 issued by the Hong Kong Stock Exchange (the “Change of Listing Status Guidance Letter”).

VOLUNTARY CONVERSION TO PRIMARY LISTING ON THE HONG KONG STOCK EXCHANGE

Introduction

We have made an application to the Hong Kong Stock Exchange to change our secondary listing status on the Main Board of the Hong Kong Stock Exchange to a primary listing. On August 8, 2022, the Hong Kong Stock Exchange issued its Primary Conversion Exchange Acknowledgement pursuant to the Change of Listing Status Guidance Letter. The effective date of our Primary Conversion is expected to be prior to the end of 2022. We will make a further announcement on the expected Primary Conversion Date in due course. Upon the Primary Conversion Date, we will be dual primary listed on the Hong Kong Stock Exchange and the NYSE and the stock marker “S” will be removed from our stock short name on the Hong Kong Stock Exchange.

Reason for the Primary Conversion

We have been primary listed on the NYSE since September 2014. Since our secondary listing in Hong Kong in November 2019, there has been a significant increase in our public float and trading volume on the Hong Kong Stock Exchange. Given the substantial presence of our business operations in Greater China, and the nexus between Hong Kong and our principal business operations in Greater China, we expect that the Primary Conversion will allow us to broaden our investor base and facilitate incremental liquidity, and in particular expand access to China- and other Asia-based investors. Accordingly, our Board is of the view that the Primary Conversion is in the interests of the Company and those of our Shareholders as a whole.

Compliance with the Hong Kong Listing Rules

Upon the Primary Conversion Date, it is expected that we will be able to comply with all the relevant Hong Kong Listing Rules applicable to a dual primary listed issuer, including the Hong Kong Listing Rules currently subject to the waivers and exemptions granted or applicable to us as a secondary listed issuer on the Hong Kong Stock Exchange (the “Existing Waivers”) which are expected to be withdrawn or will no longer be applicable upon the Primary Conversion Date, unless otherwise separately waived or exempted by the Hong Kong Stock Exchange. In preparation of the Primary Conversion and prior to the Primary Conversion Date, we will make the necessary arrangements, including among others, the following to enable the Company to comply with the relevant Hong Kong Listing Rules applicable to a dual primary listed issuer:

(i)	obtaining Shareholders’ approval at the EGM on certain matters, including the proposed amendments to our Articles of Association to comply with Appendix 3 to the Hong Kong Listing Rules, with the exception of the relevant provisions pertaining to our WVR structure and the threshold for requisition of Shareholders’ meetings; and the proposed grant of the share repurchase mandate and issuance mandate;

(ii)	adoption of a new equity incentive plan compliant with the amended Chapter 17 of the Hong Kong Listing Rules as set out in the conclusions to the consultation paper on the proposed amendments to the Hong Kong Listing Rules relating to share schemes of listed issuers published on July 29, 2022 upon the Primary Conversion Date, subject to Shareholders’ approval at the EGM;

(iii)	amendment of the composition of our Nominating and Corporate Governance Committee to comply with Rule 3.27A of the Hong Kong Listing Rules and the charters of our Board committees to comply with Appendix 14 of the Hong Kong Listing Rules;

(iv)	appointment of a second authorized representative with effect from our Primary Conversion Date; and

(v)	amendments to our internal policies, such as updating our code of conduct regarding securities transactions by Directors on terms no less exacting than the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix 10 to the Hong Kong Listing Rules and policies with respect to restrictions on purchase of our own Shares, notifiable transactions and connected transactions.

In the event we are unable to demonstrate full compliance with any applicable Hong Kong Listing Rule in time (where no waiver has been granted by the Hong Kong Stock Exchange) upon the Primary Conversion Date, the Hong Kong Stock Exchange may request us to delay the Primary Conversion Date. For the avoidance of doubt, notwithstanding the submission of the application for the Primary Conversion or receipt of the Primary Conversion Exchange Acknowledgment, we will continue to be entitled to the Existing Waivers before the Primary Conversion Date provided that we remain primary listed on the NYSE, which is a recognized stock exchange under the Hong Kong Listing Rules. Such Existing Waivers include, among others, the specific waivers granted by the Hong Kong Stock Exchange, exemptions and rulings granted by the Securities and Futures Commission of Hong Kong, on an individual basis, in relation to the following rules:

Rules	Subject matter
Rule 2.07A of the Hong Kong Listing Rules	Printed Corporate Communications

Rule 13.25B of the Hong Kong Listing Rules	Monthly Return

Rule 19C.07(3) and Rule 19C.07(7) of the Hong Kong Listing Rules	Shareholder protection requirements in relation to approval, removal and remuneration of auditors; and requisition of extraordinary general meeting by Shareholders

Section 4.1 of the Takeovers Code	Not a public company in Hong Kong under Takeovers Code

Part XV of the SFO	Disclosure of interests under Part XV of SFO

Details of the aforementioned Existing Waivers are set out in our Prospectus. In the event of withdrawal of any of the aforementioned Existing Waivers upon the Primary Conversion Date, we would fully comply with such Hong Kong Listing Rules and provisions of the SFO and be considered a “public company” in Hong Kong for the purposes of the Takeovers Code.

Applications for Waivers in Connection with the Primary Conversion

In preparation for the Primary Conversion, the Company has sought, subject to the approval of Hong Kong Stock Exchange which may or may not be granted, the following waivers and exemptions from strict compliance with the following provisions of the Hong Kong Listing Rules:

Rules	Subject matter
Rule 19.25A of, and note 2.1 to paragraph 2 of Appendix 16 to, the Hong Kong Listing Rules	Use of U.S. GAAP

Paragraphs 4(2), 4(3) and 14(5) of Appendix 3 to the Hong Kong Listing Rules	Shareholder protection requirements in relation to casual vacancy of directors, removal of directors and requisition of Shareholders’ meetings

Rules 14A.35, 14A.36, 14A.39, 14A.44 to 14A.46, 14A.52 and 14A.53 of the Hong Kong Listing Rules	Continuing Connected Transaction Requirements applicable to the Contractual Arrangements

Note (1) to Rule 17.03(9) of the Hong Kong Listing Rules	Exercise price of share options to be granted pursuant to the 2022 Post-IPO Equity Incentive Plan

Use of U.S. GAAP

Rule 19.25A of the Hong Kong Listing Rules provides that the annual accounts are required to conform with financial reporting standards acceptable to the Hong Kong Stock Exchange, which are normally HKFRS or IFRS. Where the Hong Kong Stock Exchange allows annual accounts to be drawn up otherwise than in conformity with HKFRS or IFRS, the annual accounts will be required to conform with financial reporting standards acceptable to the Hong Kong Stock Exchange. In such cases, the Hong Kong Stock Exchange will normally require the annual accounts to contain a reconciliation statement setting out the financial effect of the material differences (if any) from either HKFRS or IFRS.

Note 2.1 to Paragraph 2 of Appendix 16 to the Hong Kong Listing Rules requires us to prepare our financial statements in the financial reports to be in conformity with: (a) HKFRS; (b) IFRS; or (c) China Accounting Standards for Business Enterprises in the case of companies incorporated in China, subject to Note 2.6 to Paragraph 2 of Appendix 16 to the Hong Kong Listing Rules. Note 2.6 to Paragraph 2 of Appendix 16 to the Hong Kong Listing Rules provides that the Hong Kong Stock Exchange may allow the annual financial statements of an overseas issuer to be drawn up otherwise than in conformity with financial reporting standards referred to in Note 2.1 to Paragraph 2 of Appendix 16 to the Hong Kong Listing Rules.

In the Change of Listing Status Guidance Letter, the Hong Kong Stock Exchange has indicated that it has accepted that the financial statements and accountants’ reports of overseas issuers with, or seeking, a dual primary or secondary listing in the U.S. and on the Hong Kong Stock Exchange can be prepared in conformity with U.S. GAAP. The Change of Listing Status Guidance Letter further provides that, an overseas issuer adopting a body of financial reporting standards other than HKFRS or IFRS for the preparation of its financial statements must include a reconciliation statement setting out the financial effect of any material differences between those financial statements and financial statements prepared adopting HKFRS or IFRS in its accountants’ reports, annual reports and interim reports.

As a company listed on NYSE, we prepare our financial statements in accordance with U.S. GAAP which are audited under the standards of the U. S. Public Company Accounting Oversight Board for the purpose of our filings with the U.S. Securities and Exchange Commission. U.S. GAAP is well recognized and accepted by the international investment community, and significant progress has been made in the convergence between U.S. GAAP and IFRS. Additionally, we note that there may be confusion among our investors and Shareholders if we are required to adopt different accounting standards for our disclosures in Hong Kong and our disclosures in the U.S. Aligning the accounting standards used for disclosures in both markets will prevent any such confusion.

We have applied for a waiver from strict compliance with the requirements of Rule 19.25A and note 2.1 to paragraph 2 of Appendix 16 of the Hong Kong Listing Rules in relation to our annual and interim reports, subject to the following conditions:

•	we will include adequate disclosure, including (a) a description of the relevant key differences between U.S. GAAP and IFRS; and (b) a reconciliation statement in our annual reports after the Primary Conversion, and such reconciliation statement will be included as a note to the audited financial statements in the annual report audited by our external auditor;

•	we will include in our interim reports a reconciliation statement which will be reported by our external auditor in accordance with a standard that is at least equivalent to International Standard on Assurance Engagements 3000 or Hong Kong Standard on Assurance Engagements 3000; and

•	in accordance with note 4 to Rule 19.25A of the Hong Kong Listing Rules, we will adopt IFRS if we de-list from the NYSE and will do so for any annual and interim financial statements that fall due under the Hong Kong Listing Rules, and are published, after the first anniversary of the date of our de-listing.

Shareholder Protection Requirements

Paragraphs 4(3) and 4(2) of Appendix 3 to the Hong Kong Listing Rules provide as follows:

•	Removal of Directors: “That, where not otherwise provided by law, members in general meeting shall have the power by ordinary resolution to remove any director (including a managing or other executive director, but without prejudice to any claim for damages under any contract) before the expiration of his term of office.” (paragraph 4(3) of Appendix 3 to the Hong Kong Listing Rules)

•	Casual Vacancy of Directors: “That any person appointed by the directors to fill a casual vacancy on or as an addition to the board shall hold office only until the next following annual general meeting of the issuer after his appointment, and shall then be eligible for re-election.” (paragraph 4(2) of Appendix 3 to the Hong Kong Listing Rules)

The Note to both paragraphs 4(2) and 4(3) of Appendix 3 to the Hong Kong Listing Rules provides that “In respect of Grandfathered Greater China Issuers and Non-Greater China Issuers that are permitted to have a WVR structure that does not comply with Chapter 8A of the Listing Rules, the Hong Kong Stock Exchange will consider the applicability of this requirement on a case-by-case basis based on the circumstances of each individual case.”

We have a “director nomination rights-based” governance structure and are deemed to be a company with a WVR structure under the Hong Kong Listing Rules. Our Articles give the Alibaba Partnership the exclusive right to nominate or, in limited situations, appoint, up to a simple majority of the members of its Board of Directors; and govern the ability of Shareholders to make amendments to the above nomination and/or appointment rights, as well as take actions that seek to undermine the governance rights granted to the Alibaba Partnership over our Company.

Removal of Directors

The removal of Directors under our WVR structure is regulated by Article 94 of the Articles, pursuant to which, among other things, the Directors nominated by a Shareholder pursuant to the Articles are subject to removal, with or without cause, only by the nominating party.

Casual Vacancy of Directors

As part of our WVR structure:

•	Article 84 of the Articles provides for a vacancy due to the increase in the size of the Board of Directors to be appointed by the party entitled to designate a Director nominee to fill such vacancy as an interim Director until the next annual general meeting, rather than by the Board of Directors as contemplated by paragraph 4(2) of Appendix 3 to the Hong Kong Listing Rules.

•	Article 85 of the Articles provides that the Alibaba Partnership shall be entitled to nominate up to a simple majority of the members of the Board of Directors, including in the event of a vacancy because a Director previously nominated by the Alibaba Partnership ceased to be a Director or because the Alibaba Partnership had previously not exercised its right to nominate or appoint a simple majority of the total number of Directors on the Board of Directors. Accordingly, the Board of Directors does not have the right to fill such casual vacancies as contemplated by paragraph 4(2) of Appendix 3 to the Hong Kong Listing Rules.

•	Pursuant to Article 92 of the Articles, the effectiveness of the appointment of such a Director is not subject to the requirement of any further approval by the Board of Directors.

The above provisions of our Articles are part-and-parcel of the governance rights under our WVR structure. As we are permitted to retain our WVR structure, which has in all material respects remained the same since our secondary listing on the Hong Kong Stock Exchange, pursuant to paragraph 3.48 of the Change of Listing Status Guidance Letter, we have applied for a waiver from strict compliance following our Primary Conversion with paragraphs 4(3) (removal of directors) and 4(2) (casual vacancy of directors) of Appendix 3 to the Hong Kong Listing Rules.

Requisition of Shareholders’ meetings

Paragraph 14(5) of Appendix 3 to the Hong Kong Listing Rules provides “That members holding a minority stake in the total number of issued shares must be able to convene an extraordinary general meeting and add resolutions to a meeting agenda. The minimum stake required to do so must not be higher than 10% of the voting rights, on a one vote per share basis, in the share capital of the issuer.”

Under Article 57(b) of our Articles, a Shareholders’ requisition is a requisition by Shareholders holding not less than one-third of the voting rights. Article 57(f) and (g) of our Articles set out the limitations on the proposals raised by requisitionists. At the time of our secondary listing on the Hong Kong Stock Exchange, the Hong Kong Stock Exchange granted us a waiver from compliance with Rule 19C.07(7) of the Hong Kong Listing Rules (which has, since January 1, 2022, become paragraph 14(5) of Appendix 3) on the conditions and basis set out in our Prospectus. On the basis that the circumstances under which the waiver was granted, other than our listing status on the Hong Kong Stock Exchange, have not changed, we have applied for a waiver from strict compliance with paragraph 14(5) (requisition of Shareholders’ meetings) of Appendix 3 to the Hong Kong Listing Rules.

Continuing Connected Transaction Requirements Applicable to the Contractual Arrangements

We have in place various contractual arrangements with variable interest entities (“VIEs”) that are incorporated and owned by PRC citizens or by PRC entities owned and/or controlled by PRC citizens. The transactions contemplated under the contractual arrangements will constitute continuing connected transactions of our Company under the Hong Kong Listing Rules upon the Primary Conversion Date where directors, chief executive officers or substantial shareholders of the VIEs will become connected persons (as defined in Chapter 14A of the Hong Kong Listing Rules) of our Company upon the Primary Conversion Date, unless they are exempt under the Hong Kong Listing Rules (the “Contractual Arrangements”). The Contractual Arrangements were permissible for our secondary listing in Hong Kong on the basis that we are a Grandfathered Greater China Issuer (as defined in the Hong Kong Listing Rules) and paragraph 3.48 of the Change of Listing Status Guidance Letter confirmed that we, as a Grandfathered Greater China Issuer, is allowed to retain our existing VIE structure if we become primary listed in Hong Kong as a result of Primary Conversion.

Description of the Contractual Arrangements

As a result of Contractual Arrangements with the VIEs and their shareholders, we include the financial results of each of the VIEs in our consolidated financial statements in accordance with U.S. GAAP as if they were our wholly-owned subsidiaries.

Details of our VIE structure are summarized in the section headed “Business Overview - VIE Structure”, “Business Overview - Contracts that Give Us Effective Control of the Variable Interest Entities” and “Business Overview - Contracts that Enable Us to Receive Substantially All of the Economic Benefits from the Variable Interest Entities” in our annual report. The Contractual Arrangements have been designed to ensure that there will be no limit on the amount of fees payable to us pursuant to the agreements under the Contractual Arrangements. Therefore, there will be no monetary cap on any agreements under the Contractual Arrangements.

We have applied for a waiver from strict compliance with the requirements of Chapter 14A of the Hong Kong Listing Rules in respect of the Contractual Arrangements on the following grounds:

•	The Contractual Arrangements were entered into/contemplated to be entered into before we became secondary listed on the Hong Kong Stock Exchange.

•	We are of the view that the Contractual Arrangements and the transactions contemplated therein are fundamental to our legal structure and business operations. Under this structure, the financial results of VIEs are consolidated into our financial statements as if they were our wholly-owned subsidiaries, and the economic benefits of their business flow to us.

•	The Contractual Arrangements are entered into for the benefit of our Group and, unlike typical connected transactions, since the registered owners of the VIEs act as shareholders or partners of the VIEs to facilitate the arrangements whereby economic benefits from the VIEs are transferred to us, there is no concern of leakage of economic benefits to connected persons to the detriment of our minority Shareholders under the Contractual Arrangements.

•	We also believe that it will not be in our interests and those of our Shareholders to set any annual cap on the amount of fees payable to us under the Contractual Arrangements. Accordingly, notwithstanding that the transactions contemplated under the Contractual Arrangements shall technically constitute continuing connected transactions under Chapter 14A of the Hong Kong Listing Rules upon the date of the Primary Conversion, we consider that it would be unduly burdensome and impracticable to us if such transactions are subject to strict compliance with the requirements set out under Chapter 14A of the Hong Kong Listing Rules.

Conditions of waiver

In respect of the Contractual Arrangements, we have applied for a waiver from strict compliance with (i) the announcement, circular (including independent financial advice) and independent Shareholders’ approval requirements under Rules 14A.35, 14A.36, 14A.39, 14A.44, 14A.45 and 14A.46 of the Hong Kong Listing Rules in respect of the transactions contemplated under the Contractual Arrangements, (ii) the requirement of setting an annual cap for the transactions under the Contractual Arrangements under Rule 14A.53 of the Hong Kong Listing Rules, and (iii) the requirement of limiting the term of the Contractual Arrangements to three years or less under Rule 14A.52 of the Hong Kong Listing Rules, for so long as our Shares are listed on the Hong Kong Stock Exchange, subject to the following conditions:

(a)	Confirmation from independent non-executive Directors

The independent non-executive Directors will confirm, on or prior to the Primary Conversion, that the Contractual Arrangements are on normal commercial terms or better and in the ordinary and usual course of business of our Group and are in our interests and those of our Shareholders as a whole.

(b)	No change without independent non-executive Directors’ approval

No change to the Contractual Arrangements will be made without the approval of the independent non-executive Directors.

(c)	No change without independent Shareholders’ approval

Save as described in condition (e) below, no material change to the agreements governing the Contractual Arrangements will be made without the approval of our independent Shareholders. Once independent Shareholders’ approval of any change has been obtained, no further announcement or approval of the independent Shareholders will be required under Chapter 14A of the Hong Kong Listing Rules unless and until further changes are proposed. The periodic reporting requirement regarding the Contractual Arrangements in our annual reports (as set out in condition (f) below) will, however, continue to be applicable.

(d)	Economic benefits flexibility

The Contractual Arrangements shall continue to enable us to receive the economic benefits derived by the relevant VIEs through:

(i)	an exclusive call option to (A) request the relevant VIE to decrease its registered capital at an exercise price equal to the higher of (a) the paid-in registered capital in the relevant VIE and (b) the minimum price as permitted by applicable PRC law, or the capital decrease price, and (B) to subscribe for the increased capital of relevant VIE at a price equal to the capital decrease price, or the sum of the capital decrease price and the unpaid registered capital, if applicable, as of the capital decrease;

(ii)	the business structure under which the profit generated by the relevant VIEs is substantially retained by us, such that no annual cap shall be set on the amount of service fees payable to our wholly foreign owned entities (the “WFOEs”) by the relevant VIEs under the relevant exclusive service agreement; and

(iii)	our right to control the management and operation of, as well as, in substance, all of the voting rights of the relevant VIEs.

(e)	Renewal and reproduction

On the basis that the Contractual Arrangements provide an acceptable framework for the relationship between us and our subsidiaries in which we have direct shareholding, on the one hand, and VIEs, on the other hand, the registered shareholders/ partners for VIEs may be changed, and that framework may be renewed, terminated and/or reproduced upon the expiry of the existing arrangements or in relation to any existing or new WFOE or operating company (including branch company) engaging in similar business as that of our Group which may wish to establish such framework, where justified by business expediency, without obtaining the approval of the Shareholders, on substantially the same terms and conditions as the existing Contractual Arrangements. Any other transactions, other than those under similar contractual arrangements between our Group and connected persons of VIEs, shall comply with Chapter 14A of the Hong Kong Listing Rules. This condition is subject to relevant PRC laws, regulations and approvals.

(f)	Ongoing reporting and approvals

We will disclose details relating to the Contractual Arrangements on an ongoing basis as follows:

•	A summary of the Contractual Arrangements in place during each financial reporting period will be disclosed in our annual report and accounts in accordance with the relevant provisions of the Hong Kong Listing Rules.

•	The independent non-executive Directors will review the Contractual Arrangements annually and confirm in our annual report and accounts for the relevant year that (i) the transactions carried out during such year thereunder have been entered into according to the agreements governing the Contractual Arrangements, (ii) no dividends or other distributions have been made by the Onshore Holdcos to the holders of its equity interests which are not otherwise subsequently assigned or transferred to us, and (iii) any new contracts entered into, renewed or reproduced between us and Onshore Holdcos during the relevant financial period under condition (e) above are fair and reasonable, and in our interests and those of the Shareholders as a whole.

•	Our auditor will carry out procedures annually on the transactions pursuant to the Contractual Arrangements and will provide a letter to the Directors with a copy to the Hong Kong Stock Exchange confirming that the transactions have received the approval of our Directors, have been entered into in accordance with the relevant Contractual Arrangements, and that no dividends or other distributions have been made by the Onshore Holdcos to the holders of its equity interests which are not otherwise subsequently assigned or transferred to us.

•	For the purpose of Chapter 14A of the Hong Kong Listing Rules, and in particular the definition of “connected person”, the VIEs will be treated as our subsidiaries, and transactions between connected persons of such VIEs and our Group, other than those under the Contractual Arrangements, will be subject to requirements under Chapter 14A of the Hong Kong Listing Rules.

•	The VIEs will undertake that, for so long as our Shares are listed on the Hong Kong Stock Exchange, the VIEs will provide our Group’s management and our auditor full access to its relevant records for the purpose of our auditor’s reporting on the connected transactions.

PROPOSED AMENDMENT OF ARTICLES OF ASSOCIATION

We propose to amend the existing Articles of Association by adopting a new set of Articles of Association in substitution for and to the exclusion of the existing Articles of Association mainly to (i) comply with Appendix 3 to the Hong Kong Listing Rules, with the exception of the relevant provisions pertaining to our WVR structure and the threshold for requisition of Shareholders’ meetings; and (ii) incorporate certain consequential and housekeeping amendments. The new Articles of Association will come into effect on the Primary Conversion Date. Further details on the new Articles of Association will be set out in our proxy statement/circular to be despatched to the Shareholders.

EQUITY INCENTIVE PLAN

We have one existing equity incentive plan currently in effect – the 2014 Post-IPO Equity Incentive Plan (“2014 Plan”). The 2014 Plan will remain effective until its term expires, but no new grants will be made pursuant to the 2014 Plan after the Primary Conversion Date. Share options and share awards already granted under the 2014 Plan will remain in full force and effect pursuant to the terms and conditions of the 2014 Plan as if it had not been amended or terminated.

Upon the Primary Conversion Date, we will have to comply with Chapter 17 of the Hong Kong Listing Rules. We note that the Hong Kong Stock Exchange has published the conclusions to the consultation paper on the proposed amendments to the Hong Kong Listing Rules relating to share schemes of listed issuers on July 29, 2022. We intend to seek Shareholders’ approval to adopt a new share option/share award scheme (i.e. the 2022 Post-IPO Equity Incentive Plan) at the EGM which will comply with the amended Chapter 17 of the Hong Kong Listing Rules (except to the extent that a waiver from strict compliance with the relevant provision(s) is granted by the Hong Kong Stock Exchange).

Exercise Price of Share Options to be Granted Pursuant to the 2022 Post-IPO Equity Incentive Plan

Note (1) to Rule 17.03(9) of the Hong Kong Listing Rules states that the exercise price of an option must be at least the higher of: (i) the closing price of the securities as stated in the Hong Kong Stock Exchange’s daily quotations sheet on the date of grant, which must be a business day; and (ii) the average closing price of the securities as stated in the Hong Kong Stock Exchange’s daily quotations sheets for the five business days immediately preceding the date of grant. We note that the relevant requirement specifies the value of the exercise price but does not strictly limit the currency at which grants are made.

Since the listing of our ADSs on the NYSE in 2014, it has been our typical practice to issue options exercisable into ordinary shares or ADSs (each of which represents eight underlying ordinary Share) denominated in U.S. dollars under our equity incentive plans, with reference to a benchmark price on the NYSE, which is not less than the ADS closing price as quoted on the NYSE on the date of grant (or if no closing price was reported on that date, on the last trading date when such closing price was reported).

After the Primary Conversion Date, it is expected that grants made by us will include options exercisable into ADSs denominated in U.S. dollars under the 2022 Post-IPO Equity Incentive Plan. By definition, ADSs are denominated in U.S. dollars, and the exercise price for options with respect to ADSs will necessarily be presented in U.S. dollars.

In addition, it would be unduly burdensome for us to grant options exercisable into ADSs with exercise price denominated in Hong Kong dollars under the 2022 Post-IPO Equity Incentive Plan due to the following reasons:

•	the eligible grantees under the 2022 Post-IPO Equity Incentive Plan will include employees, officers, directors, and service providers (the “Grantees”). A portion of these Grantees reside overseas and expect to continue to be granted options exercisable into ADSs rather than ordinary shares and we intend to continue granting options exercisable into ADSs to such Grantees;

•	our practice has been to issue options in the form of ADSs or ordinary shares with an exercise price denominated in U.S. dollars and with reference to the ADS trading price on the NYSE since 2014. We will continue to prepare our accounts based on U.S. GAAP after the Primary Conversion Date. It will likely cause confusion to the Grantees to whom we intend to continue to grant options exercisable into ADSs to change the method of determining the exercise price of the options and will likely lead to significant inconvenience for those Grantees with regard to the management of their holdings in our Company and their corresponding financial planning. It will also cause significant administrative burden to us, both from a timing and cost perspective, to change the determination and calculation of the exercise price of options exercisable into ADSs and to provide the necessary training to all affected Grantees; and

•	the current method for determining the exercise price of options covering ADSs is similar to the requirements under Rule 17.03(9), that is, the closing sales price for such ADSs on the date grant, or if the date of determination of the exercise price is not on a trading day, the closing sales price on the trading date immediately preceding the date of determination.

On the bases that (a) the method for determining the exercise price of the options based on the market price of ADSs is similar to the requirement in Note (1) to Rule 17.03(9) of the Hong Kong Listing Rules, (b) it has been our typical practice to issue options in the form of ADSs or ordinary shares with an exercise price denominated in U.S. dollars and with reference to ADS trading price on the NYSE since 2014, and that we will continue to prepare the accounts based on U.S. GAAP after the Primary Conversion Date, and a portion of the grants made by us under the 2022 Post-IPO Equity Incentive Plan will consist of options exercisable into ADSs, after the Primary Conversion Date if the 2022 Post-IPO Equity Incentive Plan is approved by our Shareholders at the EGM, and (c) it would be unduly burdensome for us to grant options exercisable into ADSs with exercise prices denominated in Hong Kong dollars and based on the market prices of our ordinary shares in Hong Kong, we have applied for a waiver from strict compliance with Note (1) to Rule 17.03(9) of the Hong Kong Listing Rules, such that we will be able to determine the exercise price for grant of options exercisable to ADSs under our 2022 Post-IPO Equity Incentive Plan based on the higher of:

(i)	the closing sales price for such ADSs on the date of grant on the NYSE, or if the date of determination of the exercise price is not on a trading day, the closing sales price on the trading date immediately preceding the date of determination; and

(ii)	the average closing sales price for such ADSs on the NYSE for the five NYSE trading days immediately preceding the date of grant, subject to the condition that in the event that we issue any share options with an exercise price denominated in Hong Kong dollars, such exercise price shall comply with Note (1) to Rule 17.03(9) of the Hong Kong Listing Rules.

PROPOSED GRANT OF SHARE REPURCHASE MANDATE AND ISSUANCE MANDATE

In order to give us the flexibility to repurchase and issue Shares where appropriate, an ordinary resolution will be proposed at the EGM to approve the grant of (i) a share repurchase mandate to our Directors to repurchase our ordinary Shares not exceeding 10% of the number of issued Shares as of the date of the resolution granting the share repurchase mandate, and (ii) an issuance mandate to our Directors to allot, issue or deal with unissued ordinary Shares not exceeding 20% of the number of issued Shares as of the date of the resolution granting the issuance mandate. The share repurchase mandate and issuance mandate are subject to the approval of the Shareholders by way of the ordinary resolution at the EGM. For further details on the share repurchase mandate and issuance mandate, please refer to our proxy statement/circular to be despatched to the Shareholders.

GENERAL

An EGM will be held for Shareholders to consider and, if thought fit, approve resolutions relating to: (i) proposed adoption of the new Articles of Association; (ii) the proposed adoption of the 2022 Post-IPO Equity Incentive Plan; and (iii) the share repurchase mandate and issuance mandate.

A proxy statement/circular containing, among other things, (i) further information in relation to the proposed adoption of the new Articles of Association; (ii) the proposed adoption of the 2022 Post-IPO Equity Incentive Plan; and (iii) the share repurchase mandate and issuance mandate; and (iv) a notice convening the EGM will be published on our website and the website of the Hong Kong Stock Exchange as soon as practicable. We will make further announcement(s) to inform the Shareholders of the results of the EGM, and as and when appropriate.

The completion of the Primary Conversion has not materialized and is conditional upon and subject to, among other things, satisfaction of the relevant requirements of the Hong Kong Stock Exchange and market conditions. We will make further announcement(s) with respect to the Primary Conversion as and when appropriate.

This announcement is for information purposes only and does not constitute, or form part of, any invitation or offer to acquire, purchase or subscribe for any of our securities. Shareholders and potential investors should exercise caution when dealing in our securities.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

“ADS(s)”	American Depositary Shares (each representing eight Shares)
“Articles” or “Articles of Association”	our Articles of Association (as amended from time to time)
“Board” or “Board of Directors”	our board of Directors
“Director(s)”	member(s) of our board

“EGM”	the extraordinary general meeting to be convened by the Company
“Group”	our Company, and our consolidated subsidiaries and our affiliated consolidated entities, including our variable interest entities and their subsidiaries, from time to time
“HKFRS”	Hong Kong Financial Reporting Standards
“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended or supplemented from time to time
“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited
“IFRS”	International Financial Reporting Standards
“NYSE”	the New York Stock Exchange
“Onshore Holdcos”	companies owned by the registered shareholders of VIEs and controlled by us through the Contractual Arrangements
“Primary Conversion”	our proposed voluntary conversion of our secondary listing status in Hong Kong to primary listing on the Hong Kong Stock Exchange
“Primary Conversion Date”	the date, expected to be prior to the end of 2022, on which the Primary Conversion will become effective
“Prospectus”	our prospectus published on November 15, 2019 in connection to our offering of Shares for subscription by the public in Hong Kong
“RSU(s)”	restricted share unit(s)
“SFO”	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
“Share(s)”	ordinary share(s) in our capital with par value of US$0.000003125 each
“Shareholder(s)”	holder(s) of Shares and, where the context requires, ADSs

“Takeovers Code”	The Codes on Takeovers and Mergers and Share Buy-backs, as approved by the Securities and Futures Commission of Hong Kong (as amended from time to time)
“U.S.”	the United States of America, its territories, its possessions and all areas subject to its jurisdiction
“U.S. GAAP”	accounting principles generally accepted in the U.S.

By order of the Board
Alibaba Group Holding Limited
Kevin Jinwei ZHANG
Secretary

Hong Kong, August 8, 2022

As at the date of this announcement, our board of directors is comprised of Mr. Daniel Yong ZHANG as the chairman, Mr. Joseph C. TSAI, Mr. J. Michael EVANS, Ms. Maggie Wei WU and Mr. Kabir MISRA as directors, and Mr. Chee Hwa TUNG, Mr. Walter Teh Ming KWAUK, Mr. Jerry YANG, Ms. Wan Ling MARTELLO, Mr. Weijian SHAN, Ms. Irene Yun-Lien LEE and Mr. Albert Kong Ping NG as independent directors.